April 15, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention: Mr. Larry Spirgel

Re:	Clearwire Corporation

Amendment No. 2 Schedule 13E-3

Filed March 29, 2013

File No. 005-84306

Revised Proxy Statement on Schedule 14A

Filed March 29, 2013

File No. 001-34196

Dear Mr. Spirgel,

On April 12, 2013, Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Company”) filed its response letter, dated April 12, 2013 (the “Third Response Letter”), to the comment letter, dated April 8, 2013, of the staff of the Division of Corporation Finance (the “Staff’) in connection with the filing of Amendment No. 3 to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 001-34196) (the “Revised Proxy Statement”). In the Third Response Letter, the Company indicated that it would provide additional discussion of the affiliate issues raised in the telephone conversation with the Staff in a separate response letter, and this letter provides that discussion. Capitalized terms used but not defined herein have the meanings assigned to them in the Revised Proxy Statement.

As noted in our letter to the Staff on April 12, 2013, based on our conversation with the Staff on April 11, 2013 and information provided by Sprint, the Company believes it would be helpful to restate and expand where appropriate certain of our prior responses to your comments related to whether SoftBank and its affiliates are affiliates of Clearwire that are engaged in a Rule 13e-3 transaction. As we have previously advised, SoftBank and its affiliates are not affiliates of Clearwire that are engaged in a Rule 13e-3 transaction. Rule 13e-3(a)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), defines an “affiliate” of an issuer as a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with the issuer. “Control” under the Exchange Act is generally defined as the possession, direct or indirect, of the power to direct or cause the direction of management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

Clearwire Corporation

1475 120th Avenue Northeast, Bellevue, Washington 98005

United States Securities and Exchange Commission

Division of Corporation Finance

SoftBank does not control Sprint. Some indicia of this lack of control include:

•	SoftBank cannot designate Sprint directors.

•	SoftBank cannot hire or fire Sprint management.

•	SoftBank cannot compel the sale or other disposition of any Sprint asset.

•	SoftBank cannot compel Sprint to enter into any agreement.

•	SoftBank does not have beneficial or direct stock ownership in Sprint sufficient to control or even influence the outcome of stockholder meetings.

•	SoftBank does not control how Sprint’s 38,000+ telecommunications licenses are managed.

In addition, as discussed further below, SoftBank is prohibited by law from exercising control over Sprint’s assets until such control is approved.

Because SoftBank does not control Sprint, it is not currently an affiliate of Sprint under the SEC rules, and, thus it is not an affiliate of, nor can it be deemed to control, Clearwire by virtue of Sprint’s relationship with Clearwire. SoftBank has no other governance rights or economic interest in Clearwire which would otherwise cause it to be deemed an affiliate of Clearwire.

Sprint and SoftBank entered into a merger agreement (the “Sprint-SoftBank Merger Agreement”) and other related documents in October 2012, which relate to in the pending Sprint-SoftBank transaction (the “Sprint-SoftBank Merger”). Until the closing of the Sprint-SoftBank Merger, SoftBank has no right to designate any Sprint board members or other power to direct the management or policies of Sprint. As part of the bond purchase transaction pursuant to which SoftBank purchased a convertible bond from Sprint for $3.1 billion in October 2012, SoftBank acquired beneficial ownership of approximately 16.7% of Sprint’s common stock. However, the bond may not be converted (other than in connection with the closing of the Sprint-SoftBank Merger) until after the termination of the Sprint-SoftBank Merger Agreement, and SoftBank has agreed not to acquire any additional shares of stock of Sprint during the pendency of the Sprint-SoftBank Merger.

As is typical in business combinations, the Sprint-SoftBank Merger Agreement provides for certain interim covenants restricting Sprint’s business activities in the period between signing and closing. Among other things, these interim covenants prohibited Sprint from entering into the Clearwire transaction without first obtaining SoftBank’s consent. However, the inclusion of these operating covenants in a merger agreement does not give SoftBank a controlling position in relation to Sprint, or indirectly, Clearwire.

The fact that the mere existence of interim operating covenants in a merger agreement does not give rise to a control or affiliate status is supported by case law. See, e.g., Radol v. Thomas, 556 F. Supp. 586, 592 (S.D. Ohio 1983), aff’d 771 F.2d 244 (6th Cir. 1985) (the court

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Division of Corporation Finance

found that, as a matter of law, the covenants contained in a merger agreement did not result in the determination that the acquirer had become an affiliate of the target under Rule 13e-3. The court noted that the covenants that required the target to refrain from extraordinary corporate activity and to use its best efforts to preserve intact its business organization did not result in the ability to direct or cause direction of the management or policies of that target to rise to the level of “control” for purposes of Rule 13e-3); Woodward & Lothrop, Inc. v. Schnabel, et al., 593 F. Supp. 1385 (D.D.C. 1984) (the court held that the acquisition of an option to purchase approximately 32% of a company’s shares (and the subsequent purchase thereof) and the right to enforce negative covenants in a merger agreement preventing the target from taking extraordinary corporate actions without the acquirer’s approval during the term of the agreement did not result in “control” such that the acquirer should be deemed an affiliate of the target). The fact that SoftBank and Sprint have entered into a merger agreement with certain contractual limitations on the actions of Sprint prior to closing does not grant SoftBank “control” of Sprint and does not result in SoftBank being an affiliate of Sprint, or indirectly, Clearwire.

Sprint holds approximately 38,000 licenses granted by the Federal Communications Commission (the “FCC”) that authorize Sprint to use spectrum in the 800 MHz, 900 MHz, 1.9 GHz and certain other spectrum bands to provide commercial mobile communications services in the United States. Clearwire holds approximately 14,000 2.5 GHz FCC spectrum licenses and leases to provide commercial mobile communications services in the United States. Section 310(d) of the Federal Communications Act of 1934, as amended (the “Communications Act”), requires prior FCC approval before an FCC licensee can directly or indirectly (including through the grant of control) transfer, assign, sell or lease its licensed (or leased) authority to any other person or entity. Thus, the Communications Act and the FCC’s rules and policies prohibit SoftBank from exercising control of either Sprint or Clearwire unless and until the FCC approves the proposed transactions.

The FCC’s rules implementing Section 310(d) set forth a process for FCC licensees to seek approval of proposed transfers of control of FCC authorizations. Accordingly, on November 15, 2012, Sprint and SoftBank filed applications for the transfer of control of Sprint’s FCC authorizations to SoftBank. On December 20, 2012, Sprint and SoftBank amended their applications to request FCC approval to also transfer control of Clearwire’s FCC authorizations to SoftBank. On December 27, 2012, the FCC issued a Public Notice inviting comments and/or petitions to deny the Sprint-SoftBank and Sprint-Clearwire-SoftBank transactions. The deadline for making such filings and for filing responsive pleadings closed on February 25, 2013. The record is now complete and the FCC is reviewing the proposed transactions. The FCC typically completes its review within 180 days of the Public Notice referenced above (although it is not legally required to do so). As stated above, SoftBank cannot exercise control of either Sprint or Clearwire until the FCC approves the proposed transactions, which has not yet occurred. Exercise of control of Sprint or Clearwire by SoftBank is not legally permissible prior to such approval. (In addition, the parties continue to discuss with the federal agencies involved in CFIUS and national security review the approval of the ability of SoftBank to control Sprint and Clearwire. Such approval has not yet been received.) As noted in our prior responses, ability to transfer the FCC licenses does not constitute the actual transfer – which takes place at the time of consummation of the corporate transaction. SoftBank will become an affiliate of Sprint at the

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Division of Corporation Finance

time it acquires Sprint in the Sprint-SoftBank merger, whether or not Sprint has acquired Clearwire prior to that date. However, if Sprint waives the condition in its merger agreement with Clearwire that requires the prior consummation of the Sprint-SoftBank merger, Sprint would own Clearwire and SoftBank would not be an affiliate of either Sprint or Clearwire at the time of consummation of the Rule 13e-3 transaction.

In addition, the facts and circumstances of the Sprint-SoftBank transaction further demonstrate that SoftBank does not control Sprint. For example, during the course of negotiations of the Sprint-SoftBank Merger, SoftBank at one point proposed that the transaction be conditioned on Sprint acquiring all of the equity interests in Clearwire that Sprint did not already own. Although it had considered from time to time in the past pursuing such an acquisition, Sprint consistently and vigorously rejected this proposal, and ultimately prevailed, agreeing only to a closing condition that Sprint acquire the approximately 2.3% equity interest in Clearwire owned by Eagle River Holdings LLC (“Eagle River”). At the time of the Sprint-SoftBank Merger Agreement, the Sprint board had not determined to pursue an acquisition of Clearwire, and in fact had ensured in the Sprint-SoftBank Merger Agreement that it could not be compelled to pursue such an acquisition.

A significant benefit to Sprint of the SoftBank transaction is the $8.0 billion cash infusion included as part of the transaction (comprised of the proceeds from the $3.1 billion bond purchase in October 2012 and the additional $4.9 billion cash infusion from SoftBank upon the consummation of the Sprint-SoftBank Merger), which provides significant additional financial flexibility to Sprint. Following the announcement of the Sprint-SoftBank Merger on October 15, 2012, Sprint management began to consider ways to utilize this financial flexibility, and, as part of such analysis, began to consider the possible acquisition by Sprint of the equity interests in Clearwire that it did not own. As noted in the Revised Proxy Statement, the total funds needed to complete the Merger are expected to be approximately $2.2 billion. Sprint has informed the Company that it expects to fund this amount using cash on hand. At December 31, 2012, Sprint had cash, cash equivalents and short-term investments of $8.2 billion. Although it has not determined at this point to do so, the economic reality is that Sprint expects to have sufficient cash on hand to finance the Clearwire acquisition (without additional financing from SoftBank) if it determines to waive the SoftBank closing condition and consummate the Clearwire acquisition.

Given the discussions leading up to the Sprint-SoftBank Merger Agreement and based on various discussions after the announcement thereof, Sprint management learned that SoftBank would likely be in favor of an acquisition by Sprint of the remainder of Clearwire at an appropriate price. This was important knowledge for Sprint to obtain, because under the interim operating covenants in the Sprint-SoftBank Merger Agreement, SoftBank’s consent to an acquisition of this magnitude would be required. Sprint also recognized that given the prospective Sprint-SoftBank Merger, and SoftBank’s prospective ownership of approximately 70% of Sprint, that it would be desirable to have SoftBank “on board” with the strategic objective of pursuing the Clearwire acquisition.

United States Securities and Exchange Commission

Division of Corporation Finance

Given the SoftBank consent requirement, Sprint strategically chose to include SoftBank in certain of the discussions with Clearwire regarding the terms of the transaction – not because SoftBank controlled Sprint or had the ability to compel Sprint to pursue the transaction, but because Sprint believed that such approach was the most effective and efficient way to ensure that any deal ultimately reached with Clearwire would be consented to by SoftBank. The Sprint board of directors, not SoftBank, made the decision to pursue the Clearwire transaction, and ultimately to approve the Clearwire merger agreement and related agreements. Throughout the negotiations with Clearwire, the Sprint board met independently and SoftBank neither controlled nor compelled the board’s decision to pursue and approve the transaction. An assertion that SoftBank supported, approved, “liked” or “wanted” Sprint to acquire Clearwire simply does not translate into the state of facts necessary to demonstrate control.

In the end, SoftBank did grant its consent to the Clearwire acquisition, subject to certain conditions consistent with the interim covenants in the Sprint-SoftBank Merger Agreement, including requirements that Sprint consider in good faith SoftBank’s comments and suggestions with respect to certain matters related to the Clearwire acquisition. In addition, also consistent with such covenants, Sprint agreed not to take certain actions with respect to the Clearwire acquisition without SoftBank’s consent. SoftBank’s requirement to include these additional negative covenants in the contractual terms of its consent provides additional support for the conclusion that SoftBank was not in a position otherwise to direct or cause the direction of the policies or management of Sprint. (A copy of such consent (the “SoftBank Consent Agreement”) is filed as Exhibit 99.53 to Amendment No. 1 to Schedule 13D/A filed by Sprint with respect to Clearwire on December 19, 2012.)

Other than the interim operating covenants in the Sprint-SoftBank Merger Agreement and the SoftBank Consent Agreement, there is no legal, contractual or informal relationship between Sprint and SoftBank that restricts Sprint’s business, operations or activities in any manner, let alone that gives SoftBank control over such business, operations or activities.

In negotiating the merger agreement with Clearwire, Sprint (at its board’s specific direction) required the right, if the Sprint-SoftBank Merger were terminated, to make a determination whether to proceed with the Clearwire transaction at that time. However, it is important to note that although Sprint did not desire to be legally compelled to acquire Clearwire in the absence of a transaction with SoftBank and the related additional funding, Sprint retained the right to make the decision to waive the condition and complete the Clearwire transaction even if the Sprint-SoftBank Merger Agreement were terminated and Sprint never received the final $4.9 billion of the funding. As noted above, the economic reality is that Sprint expects to have sufficient cash on hand to finance the Clearwire acquisition even without the additional financing provided by SoftBank if it determines to waive the SoftBank closing condition and consummate the Clearwire acquisition. In all respects and under all circumstances, the fundamental determination to acquire Clearwire remains under control of Sprint, as directed by its board of directors.

In light of the discussion above and for the reasons set forth in our prior response letters, the Company believes it is clear that the facts do not support the proposition that Sprint is currently an affiliate of SoftBank, and thus do not indicate that SoftBank or its affiliates control Clearwire such that they should be considered to be engaged in the Rule 13e-3 transaction.

United States Securities and Exchange Commission

Division of Corporation Finance

Further, in light of our responses to comments 1, 2 and 3 in the Third Response Letter, the Company believes that that even if the Sprint-SoftBank Merger were to close prior to the closing of the Sprint-Clearwire Merger, SoftBank would not then be deemed to be engaged in a Rule 13e-3 transaction, as all meaningful activity related to such transaction will have occurred prior thereto. Sprint and its subsidiaries that are filing parties on the Schedule 13E-3 have planned, negotiated and entered into the transaction and engaged in the Rule 13e-3 solicitation for the vote and approval of the Company’s shareholders. SoftBank has not had any control over these activities. Accordingly, although at such time as a Sprint-SoftBank Merger were consummated, SoftBank and its affiliates may be deemed to be affiliates of Clearwire, Sprint does not believe additional disclosure regarding SoftBank and its affiliates would be of any benefit to Clearwire’s shareholders as each shareholder’s investment decision of whether or not to receive cash consideration pursuant to the Sprint-Clearwire Merger will have occurred, and the affiliate status of SoftBank would be irrelevant. In response to a question by the Staff on our call on April 11, 2013, upon the consummation of the Sprint-SoftBank Merger, SoftBank will not “assume” any of the rights of Sprint under the Merger Agreement or otherwise. Such rights will be exercised at the direction of the newly constituted board of directors of the new public parent of Sprint (“New Sprint”) pursuant to the terms of the Sprint-SoftBank Merger Agreement. Although SoftBank will have the right to designate certain members of the board of directors of New Sprint, the majority of the board of directors of New Sprint will be initially comprised of independent directors whose fiduciary duties require them to act in the best interests of New Sprint.

In the unlikely event that the Sprint-SoftBank Merger were to close before the Company shareholders vote on the Rule 13e-3 transaction, unless SoftBank thereafter “engages” in the Rule 13e-3 transaction, the Company does not believe that SoftBank should become a filing party on the Schedule 13e-3 simply due to its becoming an affiliate of Sprint during the course of the Rule 13e-3 transaction.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Clearwire’s outside counsel, David Fox at (212) 446-4994 or Joshua Korff at (212) 446-4943.

Sincerely,

/s/ Hope F. Cochran
Hope F. Cochran

Cc:	David Fox, Esq.
Joshua Korff, Esq.
David Feirstein, Esq.